Addentax Group Corp.

Kingkey 100, Block A, Room 4805

Luohu District, Shenzhen City, China 518000

February 24, 2022

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Attention: Ms. Cara Wirth

Re:	Addentax Group Corp. Amendment No. 16 to Registration Statement on Form S-1 Filed January 28, 2022 File No. 333-230943

Dear Ms. Wirth:

We have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of February 15, 2022 with respect to the Amendment No. 16 to Registration Statement on Form S-1 (File No. 333-230943) (the “S-1”) filed with the SEC on January 28, 2022 by Addentax Group Corp., a Nevada corporation (the “Company”). For your convenience, the text of the Staff’s comments is set forth below followed in each case by the Company’s response. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 17 to the S-1 (the “Amended Registration Statement”) filed with the SEC concurrently with the submission of this letter.

Amendment No. 16 to Registration Statement on Form S-1 Filed January 28, 2022

Risk Factors

“A joint statement by the SEC and the Public Company Accounting ... “, page 13

1.	Please update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

COMPANY RESPONSE: In response to the Staff’s comment, the Company revised its disclosures on the pages 13 and 14.

General

2.	We note your current disclosure regarding the Holding Foreign Companies Accountable Act. On the Cover Page and in the Prospectus Summary, please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. In your Prospectus Summary, disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities.

February 24, 2022

COMPANY RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that our auditor, BF Borgers CPA PC is headquartered in Lakewood, Colorado with additional staff located in China. BF Borgers CPA PC is registered with the PCAOB and is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess BF Borgers CPA PC’s compliance with applicable professional standards. BF Borgers CPA PC has been inspected by the PCAOB on a regular basis, with the last inspection in November and December of 2021. We added a section titled “Holding Foreign Companies Accountable Act” under “Prospectus Summary” on page 5 of the Amended Registration Statement and revised the disclosure on the Cover Page of the Amended Registration Statement.

3.	Please update your prospectus cover page for your selling shareholder offering to include the same disclosure related to your operations in China that you include on your prospectus cover page for your firm commitment offering.

COMPANY RESPONSE: In response to the Staff’s comment, the Company revised its disclosures on the prospectus cover page for its selling shareholder offering.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. If you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please call or email our legal counsel, Lawrence Venick at +86 (10) 5954-3688, lvenick@loeb.com, or Vivien Bai at 212-407-4933, vbai@loeb.com. Thank you for your time and attention to this filing.

Addentax Group Corporation

/s/ Zhida Hong
		Name:	Zhida Hong
		Title:	Chief Executive Officer
cc:	Lawrence Venick